November 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn:	Isabel Rivera and Jeffrey Gabor

Re:	Landcadia Holdings IV, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed November 17, 2022

File No. 001-40283

Dear Ms. Rivera and Mr. Gabor:

On behalf of our client, Landcadia Holdings IV, Inc., a corporation organized under the laws of the State of Delaware (the “Company”), we respond to the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Preliminary Proxy Statement on Schedule 14A, filed with the Commission on November 17, 2022 (the “Preliminary Proxy Statement”), contained in the Staff’s letter dated November 22, 2022 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed November 17, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

United States Securities and Exchange Commission

November 22, 2022

Response: The Company respectfully advises the Staff that the Company’s Sponsors, TJF, LLC and Jefferies Financial Group, Inc. are not, are not controlled by, and they do not have substantial ties with, a non-U.S. person. For the avoidance of doubt, the Company also respectfully advises the Staff that Jefferies US Holdings LLC is not, is not controlled by, nor does it have substantial ties with, a non-U.S. person. Accordingly, the Company does not intend to make any additional disclosures in future filings.

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Tilman J. Fertitta, Landcadia Holdings IV, Inc.

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